

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-Mail</u>
Itamar Shimrat
Chief Executive Officer
Cell Source, Inc.
65 Yigal Alon Street
Tel Aviv Israel 67433

> **Re: Cell Source, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2014**
> **File No. 333-197972**

Dear Mr. Shimrat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:
  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please update the financial statements in compliance with Rule 8-08 of Regulation S-X.

4. Please provide a currently dated consent from the independent public accountant in the next and any further amended filing.

5. It appears that you will be conducting an offering on a continuous basis. As such, please check the box on the cover of the registration statement indicating that the offering is pursuant to Rule 415 under the Securities Act of 1933 or advise. We also note that you have included Rule 415 undertakings. Please revise for consistency or advise.

6. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

-   Amendment No. 1 to the Registration Rights Agreement, discussed on page 6;
-   Bridge Funding Agreement, discussed on page 46; and
-   Acquisition and Share Exchange Agreement with Ticket to See, Inc., discussed on page 107.

Prospectus Back Cover Page

7. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 5

8. Please disclose your "burn rate" and the amount of time your present capital will last at this rate here, as well as in the business and in the MD&A sections. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

Financial Results, page 6

9. In this paragraph, please also include that you have no revenues to date, as well as your cumulative losses to date.

We are dependent on obtaining certain patents and protecting our proprietary rights, page 8

10. We note your statement in this risk factor that "[you] have filed and are actively pursuing patent applications for [your] products. It appears based on your disclosure on page 40 in the intellectual property section that all patents are held in Yeda's name. Please revise for consistency. In addition, please revise here and in the intellectual property section beginning on page 39 to list the patents you or Yeda hold and in which country. If any patents are currently pending, please also state so clearly.

We may be exposed to potential product and clinical trials liability, page 12

11. We note your disclosure in this risk factor that Yeda will maintain insurance for the trials that will "cover and extend to [you] as a sponsor." Please advise if you have signed a contract with Yeda to provide for this coverage, or insurance provider otherwise confirmed such insurance coverage will be provided to you.

12. We also note that insurance is discussed as being maintained for the European trials. Please address any risks with not having insurance for any other jurisdictions in which you are anticipating have clinical trials, or risks you may have regarding insurance in other jurisdictions, if you have it.

Voting power of our shareholders, page 14

13. Please revise to update this risk factor to discuss the percentage of outstanding shares your officers, directors and affiliates may have after this offering.

Market for Our Common Stock and Related Stockholder Matters, page 16

14. Please state the range of high and low bid information for your stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, as requested in Item 201(a)(1)(iii) of Regulation S-K.

Management's Discussion and Analysis, page 16

15. Please revise this discussion to discuss the next steps the company must take to get these treatments or products to market, including a discussion of the costs of each material step, the timeline, and the need for any additional financing. To the extent that financing is not currently available, please make that clear.

Business, page 21

16. Please substantially revise your business section to clearly discuss the products or treatments you have in development currently, where you are currently in the stages of development and the material steps needed to get the product or treatment to market. This should include a clear discussion of what plans you have for seeking regulatory approvals, such as with the FDA or in other jurisdictions.   Also, clearly explain where you are currently in that process in terms of trials on the treatments, if applicable. The discussion should also include a timeline, and where you currently are in that timeline, with developing these products or treatments and potentially getting them approved with the FDA or in other jurisdictions. Include clear risk factor disclosure, in the risk factor section, as to where you are in the approval and development process and the associated risks.

Our Value Drivers, page 26

17. We note your disclosure that the "generic value chain for biotechnology development commences with an invention which is formulated, patented and successful in pre-clinical animal trials. We have already passed this stage with our core platforms (Veto-Cell and Organsource)." Please clarify who owns the patents and for what "inventions" specifically.

Science and Technology Overview, page 26

18. Please revise your disclosure in this section to specify the total number of patents you own, the country granting each patent, the dates the patents expire, and the person or entity owning the patent. For purposes of clarity, consider including this information in the table format if the number of patents is significant.

19. State whether you license all or only some patents owned by Yeda. In addition, disclose the remaining terms of the patent license agreements.

20. Please explain the difference of having been granted a patent and the need to have further FDA or other approval before the patents can be used to make the treatments or products you discuss.

21. Please include risk factor disclosure relating to your reliance on licensing patents from third parties and the possibility you may lose the rights to the licenses under certain circumstances.

Products and Services, page 34

22. Please expand your disclosure to indicate whether you or a third party has filed investigational new drug (IND) applications for any of your product candidates. If INDs for your product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and the dates the applications were filed. Alternatively, where no IND has been filed, please explain why.

23. Please disclose when you are planning to commence human trials for the new product that "Dr. Reisner's existing Megadose technology with an existing generic FDA approved drug."

Product Rollout, page 36

24. We note your disclosure that "Cell Source may commence human clinical trials with its first commercial product as early as 2014." Please disclose what steps, if any, in the FDA approval process need to be completed prior to you commencing human clinical trials.

Intellectual Property, page 39

25. Please refer to your disclosure regarding the Yeda License Agreement and clarify if the "aggregate of $800,000 paid in quarterly installments" is an annual amount or the total amount to be paid through October 3, 2018.

26. We also note that the Option to Negotiate the Yeda License Agreement expires on September 1, 2014. Please disclose whether you plan to or have exercised this option. Please also disclose whether the license will continue to be exclusive and, if so, for how long.

Government Regulation and Approval, page 41

27. Please revise here to clearly discuss where you are in the process with each government regulator that you seek to obtain approval from for your treatments.

Management, page 43

28. Please revise to briefly describe the business experience during the past five years of all your executive officers and directors. In addition, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 44

29. Please revise the first sentence in this section to remove the words "to our knowledge."

Description of Property, page 47

30. Please disclose whether you own or lease your corporate headquarters office.

31. Please disclose whether you have an agreement with the Weizmann Institute or the University of Parma, Italy to conduct clinical studies in their facilities. If these are written agreements and they are material to you, please file them as exhibits to your registration statement and describe their material terms.

32. Please disclose what affect, if any, conducting clinical studies outside the United States will have on the FDA approval process.

Selling Stockholders, page 48

33. Please revise to indicate the nature of any position, office, or other material relationship that the selling stockholders have had within the past three years with the registrant and any of its predecessors of affiliates. Refer to Item 507 of Regulation S-K.

34. Please delete the phrase "[t]o the best of our knowledge" in the first sentence of the third paragraph in this section.

Plan of Distribution, page 52

35. Please revise to indicate that the selling shareholders may be deemed underwriters.

Experts, page 53

36. Please disclose that your legal counsel obtained 100,000 shares of common stock in lieu of cash payment for legal services. Refer to the disclosure on page 107.

Itamar Shimrat
Cell Source, Inc.
September 4, 2014
Page 7

Item 15. Recent Sales of Unregistered Securities, page 109

37. We note that some of the recent sales transactions of your stock listed on page 20 are not included in this section. In addition, some sales listed in Notes 10, 14, and 11 beginning on pages 79, 85, and 106 of your financial statements are not included in this section. Please include all sales of unregistered securities in the last three years in this section. In this regard, we note your statement to "see the section entitled 'Certain Relationships and Related Transactions' on page 46 of this Form S-1" is insufficient.

38. We note the catch-all paragraph at the end of the section for the exemptions relied upon. Revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available for each listed transaction. Refer to Item 701(d) of Regulation S-K.

Item 17. Undertakings, page 110

39. Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (a)(iii), (2), and (3). Refer to Items 512(a)(1)(iii), 512(a)(2) and 512(a)(3) of Regulation S-K, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Itamar Shimrat
Cell Source, Inc.
September 4, 2014
Page 8

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202)551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-Mail
        Gregory Sichenzia, Esq.